

Mail Stop 4720

July 6, 2017

Mrs. Ellen R. Alemany
Chief Executive Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

> **Re:** **CIT Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 001-31369**

Dear Mrs. Alemany:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K, filed March 16, 2017

Allowance for Loan Losses and Provision for Credit Losses, page 53

1. We note you add principal loss discounts related to acquired loans to the allowance for loan losses to derive an allowance for loan losses to total finance receivables ratio for both your commercial and consumer portfolios. These ratios appear to represent an individually tailored recognition and measurement method which results in a misleading financial metric that violates Rule 100(b) of Regulation G since the ratios imply that the principal loss discounts are available to absorb credit losses on non-acquired loans. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, please remove these non-GAAP financial measures in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services